SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(Amendment No. 1)
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
CLARK, INC.
(Name of Issuer)
CLARK, INC.
(Name of the Person(s) Filing Statement)
Common Stock, par value $0.01 per share
and associated preferred stock purchase rights
(Title of Class of Securities)
181457102
(CUSIP Number of Class of Securities)
Thomas M. Pyra
President
Clark, Inc.
102 South Wynstone Park Drive
North Barrington, Illinois 60010
(847) 304-5800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:
John T. Blatchford, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street, Suite 2600
Chicago, IL 60601
(312) 609-7500
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

INTRODUCTION
Item 16. Exhibits
SIGNATURE
EXHIBIT INDEX
Opinion of Sandler O'Neill & Partners, L.P.
Financial Analysis Presentation Materials
Financial Analysis Presentation Materials
Financial Analysis Presentation Materials
Financial Analysis Presentation Materials
Draft Financial Analysis Presentation Materials
Draft Financial Analysis Presentation Materials
Financial Analysis Presentation Materials
Financial Analysis Presentation Materials
Draft MBO Business Valuation Presentation
MBO Business Valuation Presentation

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$281,807,459	$30,153

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (a) the amount equal to the product of $16.55, the per share tender offer price, and the difference between (i) the 17,708,177 outstanding shares of Common Stock as of October 31, 2006 less (ii) the 2,286,994 shares of Common Stock owned by AUSA Holding Company; plus (b) the amount equal to the product of $16.55 by the 1,606,458 shares of Common Stock underlying outstanding stock options as of October 31, 2006.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.
☑	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,153

Form or Registration No.:	Schedule TO

Filing Parties:	AUSA Merger Sub, Inc., AUSA Holding Company, AEGON USA, Inc. and AEGON N.V.

Date Filed:	December 13, 2006

INTRODUCTION
     This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by Clark, Inc. (the “Company”) with the Securities and Exchange Commission in connection with the tender offer for all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) by AUSA Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of AUSA Holding Company, a Maryland corporation (“AUSA”). AUSA is a wholly owned subsidiary of AEGON USA, Inc., an Iowa corporation (“AEGON USA”), which is an indirect wholly owned subsidiary of AEGON N.V., a company organized under the laws of The Netherlands (“AEGON NV,” and together with Purchaser, AUSA and AEGON USA, the “AEGON Group”). The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Letter of Transmittal, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer to Purchase and the Letter of Transmittal have been filed as exhibits to the Schedule TO Tender Offer Statement of the AEGON Group, filed with the Securities Exchange Commission (“Commission”) on December 13, 2006 (as amended from time to time, the “Schedule TO”).
     In connection with the Offer, the Company filed a Schedule 14D-9 Solicitation and Recommendation Statement on December 13, 2006 (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information set forth in the Schedule 14D-9 and Schedule TO, including all annexes and amendments thereto, is hereby incorporated herein by reference, and the responses to each item in the Schedule 13E-3, as amended by this Amendment No. 1, are qualified in their entirety by the information contained in Schedule 14D-9 and Schedule TO, as the case may be, or incorporated by reference therein.
Amendment to the Schedule 13E-3.
Item 16. Exhibits
Item 16 of the Schedule 13E-3 is hereby amended to include the following additional exhibits:

Exhibit No.	Document
(c)(3)	Opinion of Sandler O’Neill & Partners, L.P. dated November 1, 2006.
(c)(4)	Financial analysis presentation materials, dated September 5, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Board of Directors of the Company.*
(c)(5)	Financial analysis presentation materials, dated October 23, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Board of Directors of the Company.*
(c)(6)	Financial analysis presentation materials, dated October 25, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Board of Directors of the Company.*
(c)(7)	Financial analysis presentation materials, dated November 1, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Board of Directors of the Company.*

Exhibit No.	Document
(c)(8)	Draft financial analysis presentation materials, dated October 23, 2006, prepared by Keefe, Bruyette & Woods, Inc. for the Board of Directors of the Company.*
(c)(9)	Draft financial analysis presentation materials, dated October 24, 2006, prepared by Keefe, Bruyette & Woods, Inc. for the Board of Directors of the Company.*
(c)(10)	Financial analysis presentation materials, dated November 1, 2006, prepared by Keefe, Bruyette & Woods, Inc. for the Special Committee of the Board of Directors of the Company.*
(c)(11)	Financial analysis presentation materials, dated December 7, 2006, prepared by Keefe, Bruyette & Woods, Inc. for the Special Committee of the Board of Directors of the Company.*
(c)(12)	Draft MBO Businesses valuation presentation prepared by Keefe, Bruyette & Woods, Inc. dated October 23, 2006.*
(c)(13)	MBO Businesses valuation presentation prepared by Keefe, Bruyette & Woods, Inc. dated October 24, 2006.*

*	These materials may contain certain forward-looking financial projections and statements of the Company provided by the Company to Sandler O’Neill and KBW for purposes of considering and evaluating the Offer or the MBO Businesses. These estimates are inherently subject to factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as tax considerations and changes to the business, financial condition or results of operations of the Company, which may cause the financial projections or the underlying assumptions to be inaccurate. As such, they are subject to risks and uncertainties and should be read with caution as actual results may differ materially.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CLARK, INC.
By:	/s/ Thomas M. Pyra
	Name:	Thomas M. Pyra
	Title:	President

Date: February 15, 2007

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EXHIBIT INDEX

Exhibit No.	Document
(c)(3)	Opinion of Sandler O’Neill & Partners, L.P. dated November 1, 2006.
(c)(4)	Financial analysis presentation materials, dated September 5, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Board of Directors of the Company.
(c)(5)	Financial analysis presentation materials, dated October 23, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Board of Directors of the Company.
(c)(6)	Financial analysis presentation materials, dated October 25, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Board of Directors of the Company.
(c)(7)	Financial analysis presentation materials, dated November 1, 2006, prepared by Sandler O’Neill & Partners, L.P. for the Board of Directors of the Company.
(c)(8)	Draft financial analysis presentation materials, dated October 23, 2006, prepared by Keefe, Bruyette & Woods, Inc. for the Board of Directors of the Company.
(c)(9)	Draft financial analysis presentation materials, dated October 24, 2006, prepared by Keefe, Bruyette & Woods, Inc. for the Board of Directors of the Company.
(c)(10)	Financial analysis presentation materials, dated November 1, 2006, prepared by Keefe, Bruyette & Woods, Inc. for the Special Committee of the Board of Directors of the Company.
(c)(11)	Financial analysis presentation materials, dated December 7, 2006, prepared by Keefe, Bruyette & Woods, Inc. for the Special Committee of the Board of Directors of the Company.
(c)(12)	Draft MBO Businesses valuation presentation prepared by Keefe, Bruyette & Woods, Inc. dated October 23, 2006.
(c)(13)	MBO Businesses valuation presentation prepared by Keefe, Bruyette & Woods, Inc. dated October 24, 2006.

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